June 12, 2012

Via EDGAR

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Dear Ms Collins:

Re:      Bold Energy Inc. (the “Company”)
            Form 10-K for Fiscal Year Ended July 31, 2011
            Filed May 10, 2012

File No. 333-153385

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to our annual report on Form 10-K.

Form 10-K for Fiscal Year Ended July 31, 2011

Item 8.  Financial Statements, page 9

1.    Please amend to include the Report of Independent Registered Public Accounting Firm that you refer to on page 7 for the financial statement periods presented in the filing pursuant to Article 2 of Regulation S-X.

ANSWER:  We have amended our Form 10-K to include the Report of Independent Accounting Firm.

Item 9A.  Controls and Procedures, page 10

2.    It appears that management has not provided an assessment of your internal control over financial reporting as of July 31, 2011 and it is not clear whether an evaluation was conducted.  Please complete your evaluation, if you have not done so, and amend to provide management’s report of internal control over financial reporting pursuant to item 308(a) of Regulation S-K.  If you need to perform your evaluation you may find the following documents helpful:

·         the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can  this release at:  http://www.sec.gov/rules/fìnal/2007/33-8809.pdf;

·         the Commission’s release Commission Guidance Regarding Management "S Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of  the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http:/!sec.gov/'rules/interp/2007/33-8810.pdf; and

·         the “Sarbanes-Oxley Section 404 - A Guide for Small Business” brochure at: (http: //www.sec. gov/info/smallbus/404guide_shtml).

Please note that the failure to perform or complete management’s assessment adversely affects the company’s and its shareholders’ ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

ANSWER:  We have included the results of our assessment of our internal control over financial reporting as of July 31, 2011.

3.    Please consider whether management’s failure to provide (a) the report of independent registered public accounting firm and (b) its report on internal control over financial reporting impacts your conclusions regarding the effectiveness of your disclosure controls and procedures as of July 31, 2011 and revise your disclosures as appropriate.

ANSWER:  We have revised our disclosure.

Exhibit 3 l .l

4.    Revise paragraph 4 to indicate that your certifying officer is also responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange  Rule 13a-15(f) and 15d-15(f)).  We refer you to Item 601(B)(31) of Regulation S-K.

ANSWER:  We have revised paragraph 4 to indicate that your certifying officer is also responsible for establishing and maintaining internal control over financial reporting.

Please contact the writer if you have any further questions.

Yours truly,

Bold Energy Inc.

Per: /s/ Eden Clark

Eden Clark

President & C.E.O.